ELIO MOTORS, INC.
2942 North 24th Street, Suite 114-700
 Phoenix, AZ 85016

April 25, 2018

VIA E-MAIL AND EDGAR SUBMISSION

Securities and Exchange Commission
Attention: Mr. J. Nolan McWilliams, Attorney-Advisor, Office of Transportation and Leisure
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re: Elio Motors, Inc.

Withdrawal of Registration Statement on Form S-1, File No. 333-219650

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Elio Motors, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, File No. 333-219650 (together with all exhibits thereto, the “Registration Statement”), effective as of the date first set forth above. The Company has decided not to utilize the Registration Statement for an offering of common stock at this time and will instead pursue certain strategic alternatives in connection with its capital raising plans. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Registration Statement was filed by the Company on August 3, 2017. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact Dean M. Colucci of Duane Morris LLP, at (973) 424-2020.

Sincerely,
ELIO MOTORS, INC.

/s/ Paul Elio
Paul Elio Chief Executive Officer

cc: Duane Morris LLP
Dean M. Colucci